International Industrial Enterprises, Inc.

4116 Antique Sterling Ct

Las Vegas, NV 89129

(702) 255-4170

September 24, 2007

Ms Julie Bell

Securities and Exchange Commission

Staff Attorney, Division of Corporation Finance

Washington, DC 20549

RE: International Industrial Enterprises, Inc.

Registration Statement on form SB-2

Filed August 30, 2007

File No. 333-145802

Dear Ms. Bell,

In response to your letter of September 21, 2007, we have amended our Form SB-2 by providing:

1.

Outside front cover page for the prospectus

2.

Revising the signature page to include CEO, CFO, President, Secretary, Treasurer and Sole Director.

Additionally, we acknowledge

      •

Should the commission or the staff, acting pursuant to delegated authority,

declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority,

in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We intend to request acceleration of our registration statement in conforming with Rule 460 and Rule 461 at the end of this week.

Sincerely,

/s/ David W. Rodgers

David W. Rodgers

CEO, CFO, President, Secretary, Treasurer, sole Director.